February 17, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0308
Attn: Larry Spirgel, Assistant Director
      Mail Stop: 3561

   Re: Source Interlink Companies, Inc. (File No. 1-13437)
       Form 10-K for Fiscal Year Ended January 31, 2005 (filed April 18, 2005) Form 10-Q for Quarter Ended October 31, 2005 (filed December 12, 2005)

Dear Mr. Spirgel:

This letter is written in response to the Staff's letter of comment dated January 19, 2006 (the "Comment Letter") to Mr. Marc Fierman, Chief Financial Officer of Source Interlink Companies, Inc. (the "Company") with respect to the above-captioned reports filed by the Company under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For ease of reference, the responses in this letter have been keyed to the numbers assigned to the individual comments in the Comment Letter.

QUESTION 1:

CONSOLIDATED STATEMENTS OF INCOME, PAGE F-5

Since your caption "cost of revenues" appears to exclude depreciation and amortization for manufacturing property and equipment which is directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11, revise your presentation to either reclassify the applicable depreciation into "cost of revenues" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from 'cost of revenues." We note that your in-store services group is involved in fixture design and manufacture. Additionally you own manufacturing facilities.

COMMENT 1:

The depreciation and amortization for the manufacturing property and equipment relating to our In-Store Services group that is directly attributable to the generation of revenue is included in the caption "cost of revenues". The Company recorded depreciation and amortization related to the In-Store Services group of $1.3 million, $1.3 million and $1.2 million for the fiscal years ended January 31, 2005, 2004 and 2003, respectively. The Company believes, therefore, that it is in compliance with SAB 11:B.

QUESTION 2:

NOTE 1 INTANGIBLE ASSETS, PAGE F-10

Please tell us the factors you considered in determining the 5 to 15 years lives of the customer lists. See paragraph 11 of FAS 142.

COMMENT 2:

As disclosed on page F-10 in the Summary of Significant Accounting Policies under Intangible Assets, the Company is amortizing its definite-lived intangibles over their estimated useful lives ranging from 5 to 15 years. These definite-lived intangibles include both customer lists and covenants not to compete relating to our acquisitions of PROMAG Retail Services, LLC (page F-14) and the magazine import and export business from Worldwide Media Services, Inc. (page F-14). The customer lists are being amortized over 15 years and the covenants not to compete are primarily being amortized over 5 years, which in the case of the covenants not to compete are the lengths of the underlying employment agreements.

The Company commissioned the services of an independent valuation expert to help us determine the useful lives of the intangibles. With respect to the customer lists (in all cases), the primary factors considered in Paragraph 11 of FAS 141 were the following:

a. The expected use of the asset by the entity;

d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions);

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels);

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

The determination of the useful life of an intangible asset related to a valuable list (such as customers) is determined by an analysis of the erosion in the economic value of the list and the departure of the members from the list. If the asset does not rise from a specifically identifiable right such as a contract, useful life is determined either by looking at the average length of time prior list members have been active prior to leaving or by analyzing the number of members lost during prior years and projecting this trend on the current population. If the intangible asset arises from a definitive term such as a contract, the useful life is normally tied to the length of the contract.

QUESTION 3:

NOTE 1 INTANGIBLE ASSETS, PAGE F-10

Please identify the independent expert or delete this reference.

COMMENT 3:

The Company will delete the reference to the "independent expert" in future reports filed under Section 13 of the Exchange Act.

QUESTION 4:

NOTE 2 PROMAG RETAIL SERVICES, LLC  ACQUISITION, PAGE F-14

NOTE 2 EMPIRE STATE NEWS CORP. ACQUISITION, PAGE F-14

Please identify the independent appraiser or delete this reference

COMMENT 4:

The Company will delete the reference to the "independent expert" in future reports filed under Section 13 of the Exchange Act.

QUESTION 5:

NOTE 7 DEBT, PAGE F-15

NOTE 19, SUBSEQUENT EVENTS, PAGE F-28

Per your Form SC13G filed on January 21, 2005, we note that Wells Fargo acquired 12.3% of your shares. Please provide the disclosures under paragraph 2 of FAS 57 or tell us why such disclosures are not required.

COMMENT 5:

In connection with the preparation of the Company's Annual Report on Form 10-K, it reviews all Forms SC13G filed with respect to the Company. After reviewing the Form SC13G filed in January 21, 2005 by Wells Fargo & Company and its wholly-owned subsidiary Wells Capital Management Incorporated, the Company concluded that the shares reported as beneficially owned by Wells Fargo & Company include the shares beneficially owned by Wells Capital Management Incorporated and the two entities beneficially owned a combined 1,505,600 shares, or 6.3%. Based on this fact pattern, the Company does not believe that Wells Fargo & Company and its wholly-owned subsidiary Wells Capital Management Incorporated owns 12.3% of the Company's outstanding shares at January 21, 2005. This conclusion is supported by similar forms filed by Wells Fargo & Company and Wells Capital Management Incorporated with respect to other issuers and the fact that Wells Fargo & Company failed to file as required by Section 16(a), which it would have been obligated to do as the beneficial owner of 12.3% of the Company's outstanding shares.

In addition, the Company issued approximately 26,900,000 shares on February 28, 2005, further diluting the ownership position of Wells Fargo & Company and its wholly-owned subsidiary Wells Capital Management Incorporated. Based on this understanding, and the fact that the reported 1,505,600 shares represented approximately 2.9% of the 51,007,714 shares outstanding as of the date on which the Company's financial statements were issued, the Company concluded that neither Wells Fargo & Company nor Wells Capital Management Incorporated were material related parties requiring disclosure.

QUESTION 6:

NOTE 17 SEGMENT FINANCIAL REPORTING, PAGE F-25

Please provide the disclosures under paragraph 38 of FAS131. We note your disclosure of page 12.

COMMENT 6:

The following disclosure will be added to the notes to the Company's Financial Statements contained in future reports filed under Section 13 of the Exchange Act as required by FAS 131 paragraph 38:

"Approximately $38.5 million, $32.0 million and $0.0 million of our total revenues in the Magazine Fulfillment segment for the years ended January 31, 2005, 2004 and 2003, respectively, were derived from the export of U.S. publications to overseas markets. For the years ended January 31, 2005, 2004 and 2003, identifiable assets attributable to the export of U.S publications were $18.0 million, $16.4 million and $0.0 million, respectively."

QUESTION 7:

NOTE 18 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED), PAGE F-27

Please tell us why revenues decreased significantly during the fourth quarter of fiscal 2004.

COMMENT 7:

In future reports filed under Section 13 of the Exchange Act, the Company will enhance its MD&A disclosure to provide better insight into the seasonality of our business segments.

In the fourth quarter of fiscal year 2004, revenues from continuing operations were $70.0 million which is a decrease of $17.6 million over the third quarter of fiscal 2004. This decrease is due to two factors:

(1) In-Store Services and Wood Manufacturing segments are very seasonal and historically the largest revenue producing quarters for these two segments are the second and third. This is primarily due to the fact that most retailers we are designing, manufacturing and delivering product want their goods in their retail stores prior to the holiday shopping season, which is our fourth quarter. In the fourth quarter of fiscal 2004, this seasonality represented approximately $8.0 million of the decrease noted above.

(2) Magazine Fulfillment has some seasonality to their business model as well. The third quarter is typically the largest revenue quarter due to increased distribution of certain monthly titles (e.g., fashion titles, sports titles, etc.) and various quarterly, semi-annual and annual titles that are only produced and distributed in the third quarter to be in the retail stores during the holiday shopping season. In the fourth quarter of fiscal 2004, this seasonality represented approximately $9.0 million of the decrease noted above.

Finally, the decrease in revenue during the fourth quarter of fiscal 2004 is consistent with the decrease in revenue in our fiscal 2003 fourth quarter. In the fourth quarter of fiscal year 2003, revenues from continuing operations were $64.2 million which is a decrease of $11.2 million over the third quarter of fiscal 2003.

Income from continuing operations, as a percentage of revenues, has been nominal during the first quarter of each of the last three fiscal years due to several reasons that are not a direct result of operational or seasonal issues and the Company feels that it has adequately disclosed these items in the financial statements and the MD&A section of the Form 10-K. In the first quarter of fiscal year 2006, the Company incurred approximately $3.1 million in merger and acquisition charges related to the Alliance Entertainment acquisition. In the first quarter of fiscal year 2005, the Company had relocation expenses and a write off of deferred financing charges totaling approximately $3.0 million and incurred relocation charges totaling $1.7 million in the first quarter of fiscal year 2004. As noted in the answer above, the fourth and first quarters are typically the slowest quarters from an In-Store Services perspective.

QUESTION 8:

EXHIBIT 10.61 PRODUCT FULFILLMENT SERVICES AGREEMENT

Please tell us how the agreement between Barnes and Noble, Inc. and AEC One Stop Group, Inc. is related to your operations.

COMMENT 8:

On February 28, 2005, the Company completed the merger with Alliance Entertainment Corp. ("AEC"). As a result of the merger, AEC One Stop Group, Inc. became an indirect, wholly owned subsidiary of the Company, as reported on
Exhibit 21.1 to Form 10-K. The operations of AEC One Stop Group, Inc., disclosed as the CD and DVD segment in the financial statements, accounts for approximately 55 percent of our revenues for the nine months ended October 31, 2005 and Barnes and Noble is approximately 35 percent of the CD and DVD segment.

QUESTION 9:

FORM 10-Q FOR THE FISCAL QUARTER ENDED OCTOBER 31, 2005

Please provide us with the calculation under Rule 3-05 of Regulation S-X to support your conclusion that the financial statements are not required under
Item 9.01 of the Form 8-K. We note your Form 8-K filed on May 16, 2005

COMMENT 9:

The Company has concluded that financial statements are not required as a result of performing the calculation under Rule 3-05 of Regulation S-X for the acquisition of Chas. Levy Circulating Co. LLC ("Levy").

Prior to the acquisition of Levy, the Company acquired Alliance Entertainment Corp. on February 28, 2005. As a result of this significant acquisition, the Company filed Form 8-K/A on May 10, 2005 which included three years of audited financial statements as well as well as pro forma financial statements as of and for the year ended January 31, 2005. Accordingly, the Company evaluated the Levy acquisition using pro forma financial information in connection with the Alliance acquisition. This is accepted under the following interpretation of Rule 3-05:

RegS-X.I.Rule3-05.Sig.ProFormaAmts.

USE OF PRO FORMA AMOUNTS IN DETERMINING SIGNIFICANCE

[1] General - Rule 3-05 permits registrants to evaluate the significance of acquirees using registrant pro forma financial information filed on Form 8-K in connection with a previous significant acquisition. Registrants may also use pro forma financial information filed in a non-IPO registration statement to evaluate significance if such registration statement included all information required by Form 8-K [ADRP.Two.I.D.3.(c).]. In addition, although not specifically provided for in the SEC's rules, the SEC staff has indicated that pro forma information filed on Form 8-K, or filed in a non-IPO registration statement that included all information required by Form 8-K, for a significant disposition can also be used to evaluate the significance of acquirees [ADRP.Two.I.D.3.(c).]. If the registrant chooses to use pro forma financial information to determine significance, it must do so for all three tests of significance.

EXHIBIT A attached hereto contains the Company's calculations supporting its conclusion the financial statements are not required to be filed under Item 9.01 of Form 8-K. Levy's most recently completed fiscal year is September 30, 2004. As such, the fiscal year ended September 30, 2004, was used in the calculation of the Rule 3-05 significance test of Regulation S-X.

QUESTION 10:

Please tell us and disclose your revenue recognition policy for the Distribution Agreement revenue. See EITF 99-19.

COMMENT 10:

Levy Home Entertainment ("LHE") is the Company's exclusive supplier of trade paperback and hardcover books. The arrangement with LHE provides the Company with the same risks and rewards as all of its other products. LHE ships books to the Company's various warehouse locations or in some instances drop ships them directly to the Company's retail accounts based on their ordered quantity. Books received at its distribution centers are distributed by the Company to its retail customers and finally the Company accepts returns from customers of product that does not sell. The Company invoices customers for delivered product and issues credit memos to customers based on product returned to it.

The Company has full risk of loss for collection from the retailers. Therefore, the Company recognizes revenue on the gross amount billed, less an allowance for estimated returns, because it has earned revenue from the sale of the goods or services in accordance with EITF 99-19. Total revenues for the nine months ended October 31, 2005 were less than $25 million or approximately 2.2 percent of revenues.

In summary, the following criteria for reporting revenue gross, less an allowance for estimated returns, with separate display of costs of sales to arrive at gross profit have been met under this Distribution Agreement:

1.   acts as principal in the transaction,

2.   takes title to the products,

3. has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and

As disclosed in Form 10-K, the revenue recognition policy for the Magazine Fulfillment segment states "Revenues from the sale of magazines the Company distributes are recognized at the time of delivery less allowances for estimated returns. Revenues from the sale of magazines to wholesalers that are not shipped through our distribution centers are recognized at the later of notification from the shipping agent that the product has been delivered or the on-sale date of the magazine. The Company records a reduction in revenue for estimated magazine sales returns and a reduction in cost of sales for estimated magazine purchase returns. Estimated returns are based on historical sell-through rates." The Company believes that this disclosure requires no material changes to incorporate the recognition of revenue from its book product and therefore do not believe an amendment to the disclosure is required.

QUESTION 11:

NOTE 5 GOODWILL AND INTANGIBLE ASSETS, PAGE 10

Please tell us the lives assigned to the customer lists and software related to the 2005 acquisitions. Include in your response the factors you considered in determining each life under paragraph 11 of FAS 142.

COMMENT 11:

SOFTWARE

The useful lives and the values assigned are included in the table below:

                                USEFUL
           SOFTWARE              LIFE    FAIR VALUE ($000S)
           --------             ------   ------------------
Alliance
   PrimeMover                     12           $ 4,400
   WMS                             5               700

   DRM                             5             1,200
   VMI                             5             3,300
   EDI                             5               350
   Store24                         5             3,000
                                               -------
      Total Alliance Software                   12,950
                                               -------

Levy
   MJ                              7           $ 1,200
   Data Warehouse                  5               550
   Mobile Computing                5               850
   Returns Entry                   5               400
   L.I.F.T. System                 3               330
                                               -------
      Total Levy Software                        3,330
                                               -------
Total Software                                 $16,280
                                               -------

                            PRIMEMOVER AND MJ SYSTEM

PrimeMover and MJ System are the distribution systems for Alliance and Levy, respectively. In order to determine the useful life of these distribution systems, we analyzed detailed logs of the total hours and lines of code developed each year for each system. Our analysis of the prior rate of change in code along with the recent annual costs incurred by the Company to maintain the program indicates that a reasonable useful life for this technology is 12 and 7 years for the PrimeMover and MJ System, respectively. Given the integral place PrimeMover and MJ System has in the operations of the Company, the degree of fit with the Company's requirements, the level of customization and the amount of time required to develop and maintain it, it is our opinion that 12 and 7 years are the appropriate useful life.

                                 L.I.F.T. SYSTEM

The Company has indicated that the data housed in the L.I.F.T System as well as its programming requires rapid updating. Further, Management believes that the software code has been essentially replaced during the most recent three years. Therefore, it is our opinion that the useful life of L.I.F.T. System is three years.

                           ALL OTHER TECHNOLOGY ASSETS

Given the time that these programs have been in existence and our expectations for their future use, and other information made available to us, it is our best estimate and opinion that the useful life of these assets is five years.

The useful lives and the values assigned are included in the table below:

                          USEFUL
     CUSTOMER LISTS        LIFE    FAIR VALUE ($000S)
     --------------       ------   ------------------
Alliance
   Domestic Independent     15           $ 8,200
   Domestic Chains          10             7,900
   Barnes & Noble           20            24,000
   CDF                      20            11,000
   Library                  15               300
   VMI                      20            29,000
                                         -------
   Total Alliance Lists                   80,400
Levy Customer Lists         20             9,000
                                         -------
Total Customer Lists                     $89,400
                                         -------

CUSTOMER LISTS - LEVY

We have calculated the number of lost customers for the three most recent years prior to the Valuation Date and calculated the average of these three years. We then divided the total population of customers as of the Valuation Date by this average annual attrition to arrive at the expected useful life for the customer list. Based upon this analysis, it is our opinion that a reasonable useful life to assign to the customer lists of the Company as of the Valuation Date is twenty years.

CUSTOMER LISTS - ALLIANCE

We have calculated the number of lost customers for the three most recent years prior to the Valuation Date and calculated the average of these three years for each customer category. We then divide the total population of each list category as of the Valuation Date by this average annual attrition to arrive at the expected useful life for the list. Based upon this analysis, it is our opinion that reasonable useful lives to assign to the various customer lists of the Company as of the Valuation Date are as listed above.

QUESTION 12:

Please tell us the factors you considered under paragraph 11 of FAS 142 in determining that the publisher and vendor lists are indefinite lived assets.

COMMENT 12:

As described in FAS 141, the Company was not able to determine any "...legal, regulatory, contractual, competitive, economic or other factors (that may) limit the useful life..." of the vendors/studio/record labels and publishers. The vendor/studio/record labels and publisher relationships that Source has acquired through the acquisitions of Alliance and Levy are critical in our ability to distribute exclusively to our customers. There are approximately 10 major vendors/studios/record labels which Alliance does business with and four main publishers (national distributors) that Levy does business with. In looking at the operating history of the companies acquired, it is important to note that neither company has ever lost a material vendor/studio or publisher relationship. Therefore, there is no basis upon which to assume erosion in the value of these relationships to determine a useful life. There is no historical financial statement impact upon which to base any analysis that could support the expected tenure of individual vendors or any churn or replacement available for them since each provides a unique product that cannot be obtained through any other means and product from ALL studios/record label/publishers is needed in order to offer customers a full line. There is also no way of knowing which studio will have the hits that consumers and therefore the customers will demand. Therefore, the Company will treat these relationships as indefinite lived assets under FAS 142. As required by paragraph 17 of FAS 142, these identifiable intangibles will be tested annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company believes that the foregoing is responsive to the Comment Letter and that to the extent adjustments to the Company's disclosure may be desirable, the adjustment are immaterial to an investor's understanding of the Company's business, prospects, results of operation and financial condition. Accordingly, the Company does not believe that amendment of its most recently filed Form 10-K and Form 10-Q is required and undertakes rather to include such adjusted language in future reports.

Please direct any questions or comments relative to this letter to the undersigned.

Sincerely,


/s/ Douglas J. Bates
-------------------------------------
Douglas J Bates, Esq.
General Counsel
Source Interlink Companies, Inc.

SOURCE INTERLINK COMPANIES, INC.

APPENDIX A

CONDITIONS REQUIRING AUDITED FINANCIAL STATEMENTS OF CHAS.LEVY
   (CONSUMMATION OF A BUSINESS COMBINATION ACCOUNTED FOR AS A PURCHASE HAS OCCURRED)

                                                                    SIGNIFICANT?
                                                                    ------------
A.   DOES SOURCE'S INVESTMENT IN AND/OR ADVANCE TO CHAS. LEVY            NO
     EXCEED 20 PERCENT OF THE TOTAL ASSETS OF SOURCE INTERLINK
     COMPANIES, INC.

B.   DOES SOURCE'S PROPORTIONATE SHARE OF THE TOTAL ASSETS OF            NO
     CHAS. LEVY EXCEED 20 PERCENT OF THE TOTAL ASSETS OF SOURCE
     AT APPROPRIATE BALANCE SHEET DATE.

C.   DOES SOURCE'S EQUITY IN THE INCOME FROM CONTINUING                  NO
     OPERATIONS OF CHAS. LEVY EXCEED 20 PERCENT OF SOURCE'S
     CONSOLIDATED INCOME.

A. DOES SOURCE'S INVESTMENT IN AND/OR ADVANCE TO CHAS. LEVY EXCEED 20 PERCENT OF THE TOTAL ASSETS OF SOURCE INTERLINK COMPANIES, INC.?

Investment in Levy - net cash                                            $ 44,991
L-T Debt                                                                   13,969
                                                                         --------
TOTAL INVESTMENT                                                         $ 58,960
                                                                         ========

                                                                         --------
TOTAL COMPANY PRO FORMA ASSETS - 1/31/05                                 $824,292
                                                                         --------

PERCENTAGE                                                                    7.2%

B. DOES SOURCE'S PROPORTIONATE SHARE OF THE TOTAL ASSETS OF CHAS. LEVY EXCEED 20 PERCENT OF THE TOTAL ASSETS OF SOURCE AT APPROPRIATE BALANCE SHEET DATE?

                                                                         --------
TOTAL ASSETS OF ACQUIRED COMPANY AT FISCAL YEAR END SEPTEMBER 30, 2004   $ 57,223
                                                                         --------

                                                                         --------
TOTAL COMPANY PRO FORMA ASSETS - 1/31/05                                 $824,292
                                                                         --------

PERCENTAGE                                                                    6.9%

C. DOES SOURCE'S EQUITY IN THE INCOME FROM CONTINUING OPERATIONS OF CHAS. LEVY EXCEED 20 PERCENT OF SOURCE'S CONSOLIDATED INCOME?

                                                                          -------
Levy pre tax income FYE September 30, 2004                                $(6,248)
                                                                          -------

                                                                          -------
Total Company pro forma pre-tax income - FYE 1/31/05                      $38,508
                                                                          -------

Percentage - 9/30/04                                                         16.2%